UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41986

Australian Oilseeds Holdings Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41986	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: +02 6942 4347

Not Applicable

(Former name or former address, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Changes to the Board of Directors and Board Committees

On November 5, 2025, the board of directors (the “Board”) of Australian Oilseeds Holdings Limited (the “Company”) passed resolutions approving certain changes to the composition of the Board, its committees, and executive management, as detailed below.

Departure of Directors

On October 23, 2025, Mr. Kapil Singh resigned from his position with the Company as a director, effective from the same date.

On October 24, 2025, Mr. Kevin Chen resigned from his position with the Company as a director, effective from the same date.

On October 24, 2025, Mr. Phaneesh Murthy resigned from his position with the Company as a director, effective from the same date.

The Company has been advised by each of Mr. Kevin Chen, Mr. Phaneesh Murthy, and Mr. Kapil Singh that their respective decision to resign is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Board expressed its sincere gratitude to the departing directors for their service and contributions to the Company.

Appointment of New Directors

Effective on November 5, 2025, the Board appointed each of Mr. Long (Leo) Yi and Ms. Elena Cozneac as a new independent director and Mr. Jamie Mohammed Zamal as a new executive director to fill the existing vacancies on the Board.

The Board has affirmatively determined that each of Mr. Yi and Ms. Cozneac is an “independent director” as defined under Nasdaq Listing Rule 5605(a)(2). Mr. Jamie Mohammed Zamal is an executive director and is therefore not considered an independent director.

In connection with their appointments, the Company will enter into a Director Offer Letter with each of Mr. Yi, Ms. Cozneac, and Mr. Jamie Mohammed Zamal. The terms of these agreements are consistent with the Company’s standard arrangements for its non-employee directors.

Mr. Long (Leo) Yi

Mr. Long (Leo) Yi, aged 49, has served as the chief financial officer of Lakeside Holding Ltd. (Nasdaq: LSH), a Nasdaq-listed company, since June 2024. Mr. Yi possesses nearly 20 years of experience in accounting, auditing, and financial management for U.S. public companies. Mr. Yi is a certified public accountant in the State of Illinois with nearly 20 years of working experience in the accounting and financing field including multiple roles with publicly listed companies.

Mr. Yi received a bachelor’s degree in accounting from Northeastern University (Shenyang, China), a master’s degree in accounting and finance from the University of Rotterdam and another master’s degree in accounting and finance from McGill University.

There are no arrangements or understandings between Mr. Yi and any other person pursuant to which he was selected as a director. There are no transactions, and no proposed transactions, to which the Company was or is to be a party and in which Mr. Yi had or will have a direct or indirect material interest that are required to be disclosed pursuant to Item 404(a) of Regulation S-K. Mr. Yi will receive compensation for his service as a non-employee director in accordance with the Company’s standard director agreement for its non-employee directors.

Ms. Elena Cozneac

Ms. Elena Cozneac, aged 23, has served as a security engineer for Arup in London, a global engineering and sustainable development consultancy since 2023. Ms. Cozneac brings a experience in multi-disciplinary collaboration and hands-on project management, coordinating with diverse teams to ensure on-time and coordinated delivery. She also brings hands-on experience in multi-disciplinary project management, coordinating technical teams and overseeing system security implementation for complex infrastructure projects.

Ms. Cozneac obtained a bachelor of science (with honors) in accounting from the University of Hull (United Kingdom).

There are no arrangements or understandings between Ms. Cozneac and any other person pursuant to which she was selected as a director. There are no transactions, and no proposed transactions, to which the Company was or is to be a party and in which Ms. Cozneac had or will have a direct or indirect material interest that are required to be disclosed pursuant to Item 404(a) of Regulation S-K. Ms. Cozneac will receive compensation for her service as a non-employee director in accordance with the Company’s standard director agreement for its non-employee directors.

Mr. Jamie Mohammed Zamal

Mr. Jamie Mohammed Zamal, aged 38, has served as the founder and managing director of FirstFix Property Maintenance Ltd., London, United Kingdom, since October 2024. FirstFix is a comprehensive property-maintenance and construction business providing services to major insurance loss adjusters and real-estate brands in the U.K. From January 2023 to December 2024, Mr. Zamal served as Managing Director of BRNS Group Ltd., a property maintenance company. Mr. Zamal has more than 10 years of managerial experience in facilities and asset management, client service, and operational compliance.

Mr. Zamal earned a bachelor of science (with honors) in medical biochemistry from King’s College London.

There are no arrangements or understandings between Mr. Zamal and any other person pursuant to which he was selected as a director. There are no transactions, and no proposed transactions, to which the Company was or is to be a party and in which Mr. Zamal had or will have a direct or indirect material interest that are required to be disclosed pursuant to Item 404(a) of Regulation S-K. As an executive director, Mr. Zamal’s compensation is governed by his executive employment agreement, as described below.

Appointment of Co-Chief Executive Officer

Effective November 5, 2025, the Board appointed Mr. Zamal to serve as Co-Chief Executive Officer of the Company, alongside Mr. Gary Seaton, who will continue in his role as Co-Chief Executive Officer.

There is no arrangement or understanding between Mr. Zamal and any other person pursuant to which he was selected as an officer of the Company, and there is no family relationship between Mr. Zamal and any of the Company’s other directors or executive officers. Since the beginning of the Company’s last fiscal year, there have been no transactions, and there are no currently proposed transactions, in which the Company was or is to be a participant and in which Mr. Zamal had or will have a direct or indirect material interest that would be required to be reported under Item 404(a) of Regulation S-K.

In connection with his appointment, on November 5, 2025, the Company entered into an executive employment agreement with Mr. Zamal (the “Employment Agreement”). The Employment Agreement provides for a renewable one-year term, providing for a salary of USD $6,000 per month and right for Mr. Zamal to participate in equity compensation by the Company at a level comparable to similarly situated other executives of the Company, including any share incentive plan, subject to the terms and provisions of such plan. Mr. Zamal is also entitled to participate in any retirement plan, medical insurance plan and travel/holiday policy provided by the Company as set forth in the Employment Agreement. In the event of termination without cause, Mr. Zamal is entitled to continued salary and the receipt of all previously earned but unpaid incentive compensation, if any, and shall continue to allow the Executive to participate in any benefit plans in accordance with the terms of such plans during such notice period. The foregoing description of the Employment Agreement is a summary of certain terms only and is qualified in its entirety by the full text of the letter agreement filed as Exhibit 10.1 hereto, which is incorporated herein by reference.

Reconstitution of Board Committees

Effective on November 5, 2025, the composition of the Board’s committees was reconstituted as follows:

Audit Committee

The Audit Committee of the Board shall now comprise Mr. Long (Leo) Yi, Mr. Gowri Shankar, and Ms. Elena Cozneac. The Board has appointed Mr. Long (Leo) Yi as the chairman of the Audit Committee.

The Board has determined that each member of the Audit Committee meets the independence criteria set forth in Nasdaq Listing Rule 5605(a)(2) and the heightened independence requirements of Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended. The Board has also determined that Mr. Yi qualifies as an “audit committee financial expert” as defined in Item 407(d) of Regulation S-K and satisfies the financial sophistication requirements under Nasdaq Listing Rule 5605(c)(2)(A).

Compensation Committee

The Compensation Committee of the Board shall now comprise Mr. Shankar, Mr. Yi, and Ms. Cozneac. The Board has appointed Mr. Shankar as the chairman of the Compensation Committee.

The Board has determined that each member of the Compensation Committee meets the independence criteria set forth in Nasdaq Listing Rule 5605(a)(2) and the heightened independence requirements for compensation committee members under Nasdaq Listing Rule 5605(d).

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board shall now comprise Ms. Cozneac, Mr. Yi, and Mr. Shankar. The Board has appointed Ms. Cozneac as the chairman of the Nominating and Corporate Governance Committee.

The Board has determined that each member of the Nominating and Corporate Governance Committee meets the independence criteria set forth in Nasdaq Listing Rule 5605(a)(2).

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

10.1	Letter Agreement, by and between Australian Oilseeds Holdings Limited and Jamie Zamal dated November 5, 2025.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Australian Oilseeds Holdings Limited

Date: November 5, 2025	By:	/s/ Gary Seaton
	Name:	Gary Seaton
	Title:	Co-Chief Executive Officer and Chairman of the Board